Exhibit 99.8
CNBC Board Room

INFOSYS TECHNOLOGIES LIMITED
CNBC
Q4 FY 09 RESULTS
APRIL 15, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head - HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head - Banking and Capital Markets and Member - Executive Council

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member - Executive Council

Subhash Dhar
Infosys Technologies – Head - Communications, Media and Entertainment and Member - Executive Council

Udayan Mukherjee

So, now we come to the interesting bit of this morning. The guidance is in. The stock market has reacted, and the protagonists are here to tell us why they set out the guidance that they did for fiscal year 2010. S. Gopalakrishnan, S. D. Shibulal; and V. Balakrishnan as always to start off the Infosys Boardroom. Gentlemen morning. Thanks for joining in. Kris, take us through the guidance first. Why have you guided a roughly 3% to 7% roughly de-growth in revenue in dollar terms for the next year?

Kris Gopalakrishnan

The environment continues to be challenging. Most of our clients are seeing challenging environment impacting their own revenues, their own performance. Currency market seems to be quite volatile. There is a lot of uncertainty and when we did a survey of our customers, they are also telling us that their IT budgets are going to be down. So based on all that and the visibility we have, we gave a guidance which is, if you look at constant currency terms, it is about flat to minus 3% to 3.5%.

Udayan Mukherjee

Shibu, what is the problem in laying out the guidance? Is it that you are expecting a lot of pricing decline in fiscal 2010 or is it that new business is getting tough to come by and therefore, you are factoring in quite a bit of volume de-growth?

S. D. Shibulal

As we have said in the past, our guidance is a statement of fact, as we see it today. So we are looking at the next one year, next quarter and giving you a guidance based on all the facts which we know and so we have to consider all those facts. Recently, we have done a survey of our clients. We have done a survey of our clients through our engagement managers, our master client owners and 61% only have closed their budgets. 89% has said that there is downtick in their IT budgets. So we are considering all these factors. While 89% said that there is a downturn in their budgets, 22% said that the offshore spend will remain flat and 5% said that the offshore spend will go up. So we have to consider all these factors and we have considered all of those while giving you the guidance.

Udayan Mukherjee

Bala, a quick question about the margins. They have slipped in Q4 but what are you factoring in, in giving out the FY 10 guidance, how much of a slippage in margins?

V Balakrishnan

If you look at the next year's guidance, we are assuming the first quarter, the revenues could decline and for the full year, the revenues could decline on a constant currency basis of something around 4% in the lower end of the band and almost flat in the upper end of the band. We assume that the operating margins could come down by around 300 basis points because, one pricing, we took the fourth quarter pricing to remain constant for the next full year which means an average drop in pricing between fiscal 2009 and fiscal 2010 by around 6%-6.5%. Of course, it could get offset to some extent because of the rupee but overall, the operating margins could be impacted by around 300 basis points. At a net level, it could be impacted by around 200 basis points. Normally, when we give a guidance, we always say that the operating margin could be within a band of 50 to 100 basis points, in this challenging environment that has gone to 300 basis points.

Mitali Mukherjee

Kris, I just wanted to crush the point about the guidance that you have put out this time because for FY '09 you have missed the full year guidance that you had started off with. You also worked with the back-ended theory, which didn't work out for that fiscal year. What is it that you are factoring in for FY '10? Do you expect this one to be a back-ended year of growth because your Q1 EPS growth shows quite a sharp dip?

Kris Gopalakrishnan

Yes, as Bala said, we have assumed a decline in the first quarter, and then almost flat for the remainder of the year with slight growth or flat for the remainder of the year. We did revise our guidance for FY' 09 in the end of second quarter and end of the third quarter and you have to remember that the world before September 15 and the world after September 15, was very, very different. We had one of the best second quarters ever in the recent times with significant sequential growth. So, coming off that, we said that we have to revise the guidance down. So, we immediately reacted, we saw what was happening, and we had to change the guidance. But, even this quarter if you look at it, the revised guidance we met, at the bottom of course. What is it going to be this year - we have given you the position from today, from what we know today. It is a challenging environment but we felt that it is important for the company to share the data we have with everyone and that is what we have done at this point. When we give a guidance, we work very hard to meet that and by and large we have done that. It is just that, if the environment is quite volatile, the fluctuations in currency, the changes that are happening are unprecedented in some sense and that is the challenge we are faced with.

Mitali Mukherjee

Shibu, what is the ground reality in terms of budget spends? Is it the documented 10% to 15% cut that you have seen in budget for your clients or is it that these budget allocations as well or trends are becoming irrelevant because we understand there is now monthly allocations that some clients tend to give out to their vendors?

S. D. Shibulal

If you look at our top 135 clients where the budgets are closed only in about 60% to 70%; 89% say that is down and out of that 89%, 69% the budgets are down more than 10%. So it is a considerably down. So that is the data which we see. See, what is important for us is our client base right and we are looking at the top 135 clients who are contributing something like 83% of revenue for us. The second important point to note is that even when the budgets are closed, they are not etched in stones this year. It could go up or down based on the economic conditions. So as the year unfolds, if the economic conditions go up or down the budgets will go up and down and that is what we are seeing.

Udayan Mukherjee

Bala, you spoke about 6% to 6.5% decline in pricing, can you just take us through what your assumptions are on onsite and offshore pricing and whether this is spread across verticals or whether only specific verticals are giving you this kind of a pricing pain?

V. Balakrishnan

What we are saying is in the third quarter, on a constant currency basis, the blended pricing or the overall basket came down by around 1.8%. In the fourth quarter, that is the March quarter, it came down by 2.1%. When you assume the fourth quarter pricing to remain constant for the next full year and take on an average to average basis, because the pricing is unknown, we believe the environment to some extent has stabilized, but if there is some catastrophe happening in the environment probably it could become challenging. Right now, what we know is what the pricing we get today. We assume that to continue for next year and if your assume that on an average basis the pricing could decline by around 6% that is what we assumed in the guidance. It is on an overall basket basis, it is not client specific. So when we approach pricing, our approach is always on an overall basket basis and not on a client-to-client basis.

Udayan Mukherjee

Sure, what can you do to mitigate this pressure that is coming into margins from the pricing front? What kind of levers will you use and do you see yourself cutting cost very, very much more significantly in FY '10 than you did in FY '09 already?

V. Balakrishnan

Look Udayan, look at it this way, the currency had gone to 39.5. The currency had gone to 50.7. If you look at our margins, it is almost same. So we have seen a volatility of 30% in currency and it has not impacted our margin. We always say we have multiple levers on the cost side whether its utilization or onsite-offshore mix or pricing or scale benefits. So, we have to pull some of the levers at some point of time and manage that. In an extraordinary volatile environment, where not only rupee but if you look at GBP or Euro, all of them moved by 25% to 30% year-on-year, and we managed it well. So I think, we have a flexible cost structure which allows us to quickly turnaround and make sure the impact on margin is minimized. I think we have a great model now.

S. D. Shibulal

Udayan, let me also add. Our plan is to change those conversations to a value-based conversations. So, we will convert those conversations in three or four different ways. One is that we will convert the conversation to a new engagement model where we will offer pricing in a different manner. It will be based on transactions. By doing that, we will reduce the total cost of ownership while we maintain our margins and our benefits. The other way of doing it would be to link it to volume, link it to a time period, or give a discount for a certain period of time, so that they are over the pain. So, we will give a discount for one year. While we are doing all these, as Bala said, we had a 1.8% reduction last quarter and 2% reduction this quarter, which is not really, that drastic. We still get a premium over a competition even today because clients do understand the values which we provide.

Mitali Mukherjee

Kris, aside from budget spends and project delays, have you experienced project cancellations as well through the quarter we have closed out because we have heard teams being dramatically downsized?

Kris Gopalakrishnan

No, not really. It is when projects come to a close and then new business has to come in, the velocity of new business coming in has significantly come down. So there is a lag effect with respect to our business when you compare that with the overall economy and this year 11.7% growth. It is still growth, right. So there is a lag effect and that is because the new business is coming slowly, at a much less velocity.

Mitali Mukherjee

Shibu, for the dollar revenue guidance that you have set out for FY '10, just for the first half of FY '10, what have you factored in terms of project wins that you get from the two verticals of BFSI and telecom? What kind of growth are you factoring in there?

S. D. Shibulal

So, BFSI has seen a marginal downturn this quarter. See, we have not really lost...

Mitali Mukherjee

It is down almost 9% right in constant currency as well?

S. D. Shibulal

No, I don't think so, I think Bala can give you the numbers but the point is that even in BFSI, we are winning clients and we are winning deals. We have not lost a single client even in BFSI. So we are not factoring any major downturn in any one of these segments. In the tough times, even today, the two verticals, which are the most impacted, would be manufacturing and retail. If you look at our quarter-on-quarter numbers, you will see that they have gone up in percentage terms. So, we are expecting that there will be a balanced growth across the verticals over the period of time, maybe not on quarter-on-quarter basis but over the year, we would expect balanced growth.

Udayan Mukherjee

Bala, just on two fronts; you spoke about how much prices will come down and even after off-setting, your margins may come off by 300 basis points. On two specifics counts selling, SG&A cost and employee cost, how much do you think you can manage to offset some of the pricing damage?

V. Balakrishnan

On the employee front, I think in the last few years, we have given industry leading wage increases. This year because of the economic situation, we have decided that there will not be any wage increases for now or any promotions. We will take a view on that once the environment improves. So, there is no escalation of cost on employee side.

Udayan Mukherjee

Zero increment as of now?

V. Balakrishnan

Yes and going forward, we will see. If the economic situation improves, definitely we will relook at it. On the SG&A side, we assume we may spend more on sales and marketing because these are times, we have to put more money in the kitty and make sure that the model is sustainable for a long-term. So, probably, sales and marketing could go up by around 1%.

Udayan Mukherjee

Kris, every year, some business comes to an end that Infosys has, every year I mean some project ends and then you have to replenish that business. Are you finding it difficult at all in this environment to replenish the business which is coming to an end in fiscal year 2010?

Kris Gopalakrishnan

Yes, so that is the reason why the growth has come down. The business is out there. The decision-making takes longer. Also, discretionary spend is minimum at this point. I think, everybody is waiting for an improvement in the economy. We are seeing signs of that and if it is sustained, I believe that things would be better this year than what it is today.

Mitali Mukherjee

Shibu in the landscape especially for the US, are you sensing a lot of vendor consolidation happening and in that process is it becoming a bit of a tussle between winning the project and lowering the price?

S. D. Shibulal

There are vendor consolidations happening. I wouldn't say it is very, very widespread. There are vendor consolidations happening. See, pricing has to be managed as a portfolio. You have to look at pricing as a portfolio. Our aspiration is to have high margins. We have managed the pricing very well even in these tough times. As I have said, our pricing has only gone down by 1.8% and 2% quarter-on-quarter. We take a client-by-client approach to pricing while managing the entire portfolio.

Mitali Mukherjee

Bala, you set out your employee hiring estimates as well for the full year, are you still working with that 20,000 campus offers for FY '10 and also what is the bench strength right now against your workforce?

V. Balakrishnan

Our utilization is around 66.9% including trainees. Next year we have given offers for 20,000 people and that is assumed in the guidance. We want to honor all the offers we made in the campus and most of the hiring guidance for next year is all campus hiring.

Udayan Mukherjee

Kris, I have to ask you a question on Satyam because now the game is done. On hindsight, did you feel any kind of regret that you did not participate because you could have bought an asset which probably has 1 to 1.5 billion dollars of revenues albeit with overlaps for $ 600 million dollars plus liabilities? Is it a missed opportunity for Infosys?

Kris Gopalakrishnan

No, we have never, looked at significant acquisitions in India. We have always focused on acquisitions outside India from a strategic perspective and so this was never on our radar at all.

Udayan Mukherjee

But why?

Kris Gopalakrishnan

See, we feel that if you look at even this year we have added 25,000 employees across the world, primarily, in India. So adding employees, growing the business, you know, is something which we have done. The model is not vastly different. What we want to do is look at acquisitions which give us new capability, new skills. It has to be a strategic fit. New geographies and things like that. That is what we have been focusing on.

Udayan Mukherjee

Shibu, it did not make sense, I mean, at that price to buy this much of topline at half the cost, did you consider it or were you tempted...

Mitali Mukherjee

What are you trying to say...

S. D. Shibulal

As Kris said, acquisition has to be strategic for us. It has to allow us to enhance our capability in a specific area or do a country penetration like Australia and Expert or it should fill in a wide space. Otherwise, we are fully capable of growing organically. We can add 25,000 people, our training facility is 14,000 people residential, we would have no problem in growing organically.

Mitali Mukherjee

Bala, $ 2 billion in cash on your books, you weren't tempted? Let me finish it up with you...

V. Balakrishnan

See, acquisition is not all about valuation that means we can buy lot more companies across the world. Acquisition has to be synergistic. It should add value to clients, shareholders, employees, everybody. So, we are looking at synergistic acquisition. Valuation is one part of it.

Udayan Mukherjee

Just a quick word Bala from you on how you are approaching foreign exchange in fiscal year 2010, your strategy?

V. Balakrishnan

See, there are two things. One is how the cross currencies are going to move and how rupee is going to move. On the cross currency, I think dollar could appreciate against all the global currencies in the short-term, the long-term when the world start focusing on weaknesses of US dollar, that could weaken. So, we had taken some hedges for cross currency. I think at least 1/6th of our cover is for cross currency. On rupee, we believe that in the short-term, rupee could be under pressure because there is political uncertainty. There is a high fiscal deficit, high trade deficit all that will come into play. Even the FDIs are coming down. On the capital account after some 10 to 14 years, we have negative FDI. So, I think rupee will be under pressure. We have a hedging position of $ 506 million. In the beginning of the year, if you remember, we had it close to a billion dollars. We reduced it by half and we are better-off. I think in the whole industry, we managed the forex much better than anybody else.

Udayan Mukherjee

Last one is for you Kris before you go, sorry, you want to question?

Mitali Mukherjee

Yeah, just to flip that Satyam question around. Kris, do you see Tech Mahindra as a larger competitor amongst the domestic players now?

Kris Gopalakrishnan

Clearly, now with this acquisition, they have become much larger. There is a different competitor at this point, but we have been always in an environment of competition and that is not new.

Udayan Mukherjee

Okay, let us take a quick break at that point. When we come back, the Infosys Boardroom continues. Different members of the top management will also join in. We will be right back. Let us get the stocks back on our screens. The market is okay, half a percent down. Infosys stock is down about 5%. So, that has stabilized after a weak opening this morning. We will come back.

Welcome back. Let us focus on the market for a second. This started off with a bit of a wobble and now has recovered. In fact, the broader market is doing very well, 900 advances to 245 decline. The mid-cap index is up 2.5%. The Nifty is on its way to breaking into the green, and Infosys too has stabilized after a very nervous start this morning, was down 7% minutes after it gave its annual guidance and is now down about under 5%. So, that too has come off the load today. Satyam is at 48 rupees, but that is fully priced in for the arbitrage now with Tech Mahindra open offer, and Tech Mahindra itself has not had such a good followup after the initial jubilation on day one of the deal getting done. This morning it opened 4% down, stabilized after that, is now trading just about in the red. Now, we have four members of the Infosys top management to take us through what they see ahead for fiscal year 2009. T. V. Mohandas Pai, Ashok Vemuri, Subhash Dhar and B. G. Srinivas who head very important functions for Infosys joined in. Thanks very much gentlemen, all of you, but Mohan let me start with you. From the HR perspective or personnel perspective, how is FY '10 looking, because we have heard that you are letting 2,000 to 2,500 non-performers go. Will you be very stern on fresh hiring or even let people go throughout this year?

T.V. Mohandas Pai

Well Udayan, first of all let me state this that we are committed to keeping the jobs of people. We want to keep all our people. We want to protect their jobs. We have built this company to last, we have $ 2.2 billion of cash in hand, no debt. We don't have any liability which we have not disclosed. We are a strong company, and we want to keep our employees. Two, we have zero tolerance for non-performers at this point of time. If you don't work, if you don't perform, if you don't get a good rating, then we will ask you to be out-placed and that is what we have done. For the last year, we had 2,000 people in what you call the CRR4, out of which, 850 people left on their own. Out of the balance, 50% are put under a Personnel Improvement Plan and the balance 50% are being out-placed, half of it is nearly over because we have to protect the jobs of great majority. Three, this year, we are hiring 18,000 people. Out of 18,000 people, 16,000 will be the honoring of the commitments we made to the campuses last year. We are the only company in India which has sent letters to all these students saying please come and join us at Mysore at so and so date. Because as the company, we are to be seen as honoring commitments made to people. It will cost us little bit of money, but we have to honor them. We have extended the training period, instead of five months it is going to be seven months. Therefore, they will have a longer training period, but the probation period is not extended. We don't take advantage, so that they will have a longer training. 1,000 people will be hired abroad, 1,000 people will be the laterals that will be hired that is 18,000. We had 3,500 in the first quarter and we have 1,05,000 people at the beginning of this year, about 10% of people may go. In the sense, attrition is now at 14% for the group and 11% for the services business. At the lowest point, we have had attrition at 6% in 2001. So even if you let 10,000 people go, they go for higher studies, they go for marriages or whatever it is, yeah we have got 34% women, and we are one of the largest employers of women in India and in the emerging markets.

Mitali Mukherjee

Men can go and get married...ha...ha...

T.V. Mohandas Pai

Yeah, men do get married...Udayan, the point I am trying to make is, at the end of the year, we may end up with only 8,000 people more compared to this. So, I think we have planned this strategy well, and I think it will serve us quite well.

Udayan Mukherjee

Just one point on what Bala said that there will be zero increment at this point. Will salaries actually come down for large number of people if the increments are zero and variable pays are being cut?

T.V. Mohandas Pai

Well, variable pay depends on the topline and bottomline, the bottomline is going to be down. We are trying to give the maximum variable pay as per our formula. This year, fiscal 2009, it was 84% and last year it was 96%. It could vary because the option for us is to keep jobs or to make sure that we hike salaries. We say we will protect the jobs, and in fact I want to tell you Udayan. You will be happy to note this. The board variable compensation for last year has come down to 58% from 100% in the previous year. The next level, the Executive Committee, I am informing them, is only 65%. I hope they will be happy, and the next level is 70% for title-holders, leadership and the rest of the company will get 85%. So, we have made sure that we walk the talk, leadership by example and we take the biggest pain. We want to send a message to people that we are all together, these are very bad times, we have never seen such times, but we will work together to come out stronger, and we want to keep peoples job for the maximum extent possible.

Udayan Mukherjee

You guys in the board don't need compensation.

T.V. Mohandas Pai

Well, well, ha...ha...

Mitali Mukherjee

Well off. Let us say like that. Mohan, just to reaffirm, across all tiers 0% because I think the market was working with about 8% salary hike for FY '10?

T.V. Mohandas Pai

There is no hike that means whatever the salary level now will remain here till further notice. We will review it sometime later but right now no salary hikes.

Mitali Mukherjee

The largest concerns have been again from your space this time. Let me give you the worst case analysis for people and tell me if you see that is true which is that from BFSI there is no new business in FY '10. I am not talking about existing clients or orders that are into this financial year but that there is no new business?

Ashok Vemuri

Absolutely incorrect. In fact, the headroom for growth in financial services both in the existing client base and on additions to new clients is fairly healthy. So if you look at the 37 new clients that we have added this particular quarter, 12 have come from the BFSI sector, on both sides of the pond. There are large number of clients in the off-shoring space, they are using certain service providers and because of all the changes that are happening, they are looking for newer players who have a lot more sophistication and brining to the table the kind of things that they want. There are newer player as a consequences of changed ownership and changed holding, in terms of the way their businesses has also changed, who are looking for consolidation of service providers, so that has also allowed not only the existing incumbents to grow but also addition of newer players. Our clients in this sector are fairly sophisticated and they understand who brings what particular niche skills to play. So overall I would actually think that there continues to be significant headroom not only in the existing account base but also in adding new clients to this sector.

Udayan Mukherjee

Subhash, there has been wobbles in your space as well previous quarter. Have those been sorted with your big telecom client in the UK or does that space remain quite challenging?

Subhash Dhar

If you look at the relative share of revenues that we have, it is pretty much flat as of last quarter and this is against the currency headwinds because about 50% of our revenues in this business comes from outside of the United States and from severely depreciating currencies like the Pound and the Australian Dollar and the Euro. So to have maintained the same revenue share of Infosys I think has been an achievement. I do not see that this is going to be a big challenge, the demand is still intact, the companies are still looking at the futuristic projects although this year slowdown in the execution of those projects because of the budget problems. So overall I think this industry is not as badly affected in terms of just demand in their business as maybe some of the others.

Mitali Mukherjee

BG, the market has been concerned about project deferrals as well that have come in from Europe. What's the experience been and more importantly, what is it that you see in Q1?

B.G. Srinivas

Overall in Europe again because of the very nature of the market that it is fragmented, definitely yes in the UK there has been a slowdown. If you look at overall Europe's performance, on the continent for the full year we added incremental $ 100 million in additional revenues. So the continent has been growing but it has been dwarfed by the slowdown in UK. So if you look at scenarios again by sector, by country, continent has always been slow in decision-making and in the current context all the more so because there has been deferrals, but in spite of that, because of the cost pressure the continent is also facing, we see a reversal of their outlook in terms of approaching the offshore model much more than in the past. In all the large deals, we see that offshore play has become an integral part of the expectation of the clients in the continent. However because of the slowness in the decision-making, you do not see that uptick which is offsetting the slowdown in the UK. UK has been dominated by the financial services, telecom, and retail as far as our revenues are concerned and that has had a slack. But in the long run because we continue to invest in Europe if you look at the services, service footprint in Europe, it is extremely rich. Consulting, BPO, system integration, ADM - all of them and since we have been able to establish ourselves pretty well in the continent once the market opens up and some of the current large deals in the pipeline close, we will see this coming up.

Mitali Mukherjee

There is concern BG about pricing in Europe. It is estimated that the cut could be far sharper than what you are working with right now which is as high as 8-10%. Would you say that is likely for the European space?

B. G. Srinivas

Again, in relative terms actually the pricing pressures in Europe is less as compared to the US and this cuts across sectors. Of course, by sector, there is some variation, but in the continent the pricing pressure we have not seen as much as in UK and the US. So I do not see that being the challenge. The challenge is still the decision-making, the challenge is still how the clients in the Europe are also challenged, what they will do to their labour force. So some of the opportunities and pursuits we are engaged in; employee takeover is becoming a part of the integral lead and that is more and more we are seeing in the continent because there are internal challenges for clients to let go employees, and if those kinds of deals close, there will be an uptick, upsurge in the volumes.

Udayan Mukherjee

Mohan, quick question on Satyam as well to you because insofar since scam happened the industry stuck to a no poaching policy or so we believe. What will happen now both from Satyam employee perspective and Satyam client perspective? Do you think the top guys will now be free to go out and solicit both the clients and employees of Satyam?

T. V. Mohandas Pai

I think all rules are off, the deal is over, the industry is very happy that the matter is behind them. Now, competition sets in, and each one for himself or herself. So it is business as usual. We have to wait and see what happens. So, but I think as far as industry is concerned and globally when you meet people, I think people are very happy that the Government of India has done its job in a wonderful manner. I must compliment the government and this matter is getting closed and the people who had done this are in jail. The investigation is going on, charge sheets have been filed, and Udayan if you look at this, this is unbelievable. You can't believe that this can happen in India, it happened, and it has been resolved substantially. However, from the industry and competition point of view, I think there is going to be competition for all customers.

Udayan Mukherjee

So, Infosys we will go out and feel free to solicit clients and employees of Satyam now?

T. V. Mohandas Pai

Well, I think, Infosys will talk to clients who want to do business with Infosys, and Infosys will compete in the market place. As regards employees if they apply, and we feel that they are fit, we will definitely have a look at them, if we are hiring.

Udayan Mukherjee

So the answer is yes?

T. V. Mohandas Pai

Yes.

Mitali Mukherjee

Udayan also wanted to know if you were tempted to look at Satyam because he has already asked that to Shibu and Kris. So were you?

T. V. Mohandas Pai

No, not for a moment.

Mitali Mukherjee

What is the main problem over here; is it the size of the liabilities you might take on or is it the large work force?

T. V. Mohandas Pai

It is not the size and the liabilities, it is just that you are bulking up in the same manner at substantially lesser rates and then you have a large workforce which may not be gainfully employed. For example, a very large number of people could be on the bench because the revenues, I heard, from public information, has come up substantially. So there could be a large number of people in the bench and the new owners have to decide what to do. So there are challenges and in this global crisis, where there are so many challenges all over the world about currency movement, about pricing pressure, about this TARP and this politics etc, you need your best managers to be focused on growing the business rather than settling some other issue. Because we see, in this global environment, an ability for us to look at acquisitions much more strategically, we see an opportunity to acquire clients which all of them are doing and to grow the business and when this settles down, we want to be among the top two to three players, who have come up and have done well and that requires full management input.

Udayan Mukherjee

From an HR perspective, do you think Tech Mahindra can absorb and work with all the employees of Satyam or do they need to let thousands of people go?

T. V. Mohandas Pai

Well, I think the revenues have come down substantially, so there is going to be a deep challenge. My personal view is that there is going to be a deep challenge to hold on to all the employees. They have to decide what they want to do. Today, for everybody, all the IT companies, there is a big challenge in holding on to your workforce because the revenues are not growing, the currency is against you, pricing pressures are against you, right? Unless you have lot of cash in the balance sheet, you don't have debt and you have reasonable ability to manage your margins in a narrow band because you have got to keep your margins alive and it is a very competitive environment and you have taken steps in the past to make yourself competitive, it is going to be challenging and that is why I said earlier, this company Infosys, has been built to last these challenging times. Narayana Murthy and his colleagues and all of us have worked hard in the last 15 years to build this company, to create appropriate structures which can last a Tsunami like this.

Mitali Mukherjee

Subhash, let me scratch that point about budget spend as well. I was asking Kris about whether things have now gotten whittled down to monthly allocations? Is that something you are witnessing or are people willing to commit quarter down payments that they would put down?

Subhash Dhar

I think clients are bracing for worst times. They are worried more about the future than the past. I think that bracing for the worst times is actually making them have their budgets down even further on the cost expenses. I don't see this kind of psychosis going away for the rest of this calendar year or fiscal year. There are certain clients who have not yet finalized the budgets but some of them also have their fiscal year starting in April. So we will have to give them some time for that but by and large clients are clear on where they are in terms of budgets and they are going ahead and numbers have already shown that most of them are down on their IT budgets. So it is not a surprise.

Udayan Mukherjee

Ashok, last year, at this point we spoke a lot about big deals, $ 100 plus, are those happening at all or is there more or less freeze on the big deal landscape?

Ashok Vemuri

In the BFSI sector, there definitely is a reduction in terms of large deals but across other sectors we are seeing certain amount of large deals still in play. There is a word of caution here as it starts off as a big deal and there is some amount of whittling down for various reasons and some things get off the plate but we are still seeing some play in the large deal sector; BFSI not as much.

Mitali Mukherjee

How much of a whittling would you say you are seeing right now, 10 -15% or more than that?

Ashok Vemuri

It is hard to put a number on it, but yes, around that number would be appropriate.

Mitali Mukherjee

BG, which vertical has given you the most trouble in Europe?

B. G. Srinivas

If you look at the slowdowns, it has been UK as a country and the slowdown in telecom and financial services. Rest of it continues. In fact, pharma, energy, utilities, manufacturing in the continent there has been a significant uptick. Going forward, we will continue to see this scenario play out in this fiscal year as well that the pharma, energy, utilities and manufacturing in the continent will continue to show growth and there will be challenges, maybe there will be some uptick in telecom and financial services but it may not be as significant as in the past.

Udayan Mukherjee

Subhash, over the last couple of months there have been a few points of improvement in the US and in the European economy, not conclusive yet. Has that translated into even a small degree of return of optimism amongst some of your clients or are they all in a bit of a shell?

Subhash Dhar

No, as I have said, I think people are not focused on the present at all. They are focused on the future. I think the bottoming out and those are really not facts yet as understood by most people. So I don't think there is a whole lot of optimism yet. I think it might take a couple of quarters of no bad news for that to come in. So, I wouldn't say that it is optimistic at this point in time.

Udayan Mukherjee

Mohan, what about capex? I mean, of course, you would want to hold on to as much cash as possible in this environment but would you go slow on capex for fiscal year 2010?

T. V. Mohandas Pai

Yes, last year, in fiscal 2009, we spent Rs. 1,350 odd crores and this year we are spending only Rs. 600 crores. So we have a capital commitment of about Rs. 300 crores as of balance sheet date.

Udayan Mukherjee

What have you cut capex on, I mean your halved capex, what is the cut coming, under what head?

T. V. Mohandas Pai

Well, one is that we completed our expansion in Mysore. We have built our training centers that is not there. So that money has been spent. The second is that, we are not adding too many seats. We don't need too many seats. We have 95,000 seats as it is and 20,000 seats are under construction. So, we are going to complete that construction. We will have about 115,000 seats end of this year and that is enough for us, for all the people and maybe, in the latter half if things pick up, we could start something more but right now that is all it is.

Mitali Mukherjee

As an industry veteran Mohan, tell us why there is such a variance between what Cognizant has set out as the guidance versus what Infosys has?

T. V. Mohandas Pai

Well, I think it depends upon your strata of the market. It depends upon your clients. It depends upon your exposure and I think different people feel things at different points of time. So you have seen how the banking crisis spread. Some banks felt it first, some banks felt it later. Now, I think the big players have felt it and I am sure that the economic environment is there for all to see, it is no different for anybody, right. Some of us could be more aggressive in terms of price, we could cut price deeply to grow the topline. We will suffer in the bottomline sometime later. Some of us could stand firm and say that we do not want to cut price beyond a point and some of us are going to say that look there is a lot of risk in the business, we rather not do some part of the business. So if you look at the big two players, top two players in the world, I think they have said very clearly that this is impacting them. Their growth rate from their three quarter ago projections and now has come down. We do not know the latest numbers. Remember, Infosys has just completed the quarter on March 31. We are on April 15 and we are giving you the latest taza khabar at this time.

Mitali Mukherjee

Garam, garam as they say...

T. V. Mohandas Pai

So you are hearing some older news, if you update the news and hear them right now, maybe the picture will be different.

Udayan Mukherjee

On that note, we will thank all of you gentlemen. Have a good year ahead. Thanks very much. That is Infosys FY '10 guidance, circumspect as you would expect in this environment. They are hopeful that the second half might be better, not saying the things are dismal yet but that is the best they can hold out that there will be modest reduction in both their revenues and in their profits next year on a dollar basis. We will take a break and come back and talk about market. Keep watching...